UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2004

De Rigo S.p.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X      Form 40-F

(Indicate by check mark whether theregistrant by furnishing the information contained in this form isalso thereby furnishing the information to theCommission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes           No     X

For further information, please contact: Maurizio Dessolis Chief Financial Officer Tel 39 0437 7777 Fax 39 0437 770727 e-mail: investor@derigo.com NYSE: DER	7 May 2004 FOR IMMEDIATE RELEASE

:

DE RIGO
announces the signing of a non-binding letter of intent

De Rigo S.p.A. and US based Viva International Inc. yesterday have signed a non-binding letter of intent to explore a strategic alliance involving the combination of their wholesale and manufacturing businesses worldwide.

_________________

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Fendi, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

Viva International Group is a worldwide industry leader, with a dedicated office and direct sales force in the United States, Canada, Mexico, France, Italy, Brazil, Spain, Germany, Australia, Hong Kong, the United Kingdom and Japan. Viva also distributes to more than 50 countries around the globe. The current portfolio of fashion-forward eyewear includes: GUESS?, Tommy Hilfiger, Gant®, Candie’s®, Ellen Tracy, Magic-Clip®, Harley-Davidson®, Bongo®, Marc Ecko Scopes, Catherine Deneuve, Viva, and Savvy Eyewear.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2002

DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer